Degrees Plato

STATEMENT OF CASH FLOWS
January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-287,009.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accounts receivable - Payment processor	-19,437.48
Inventory	558.60
Inventory:Beer	-462.00
Inventory:Food	0.00
Inventory:Non-food supplies	-1,006.46
Inventory:Wine	0.00
Sales tax receivable	-1,710.96
Uncategorized Asset	21.85
zAccum. Amortization	0.00
zAccum. Depreciation	58,610.00
zAccum. Depreciation - COGS	32,131.00
Hawaiian Air MC...7283 (3379)	6,792.57
DO NOT USE California Payable	0.00
Lease payable - Navitas	7,737.02
Main Street Launch Loan	237,981.38
Payroll payable	10,566.07
Payroll taxes payable	-1,035.02
Sales tax payable	0.00
Wells Fargo	-269.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**330,477.35**
Net cash provided by operating activities	**$43,468.14**
INVESTING ACTIVITIES	
Furniture & fixtures	-9,622.00
Leasehold improvements	-91,547.00
Machinery & equipment	-62,113.00
Organizational costs	0.00
Software	-14,523.48
Start-Up Costs	0.00
Trademark	-225.00
Net cash provided by investing activities	**$ -178,030.48**
FINANCING ACTIVITIES	
Opening Balance Equity	118.93
Owner's Investment	155,916.71
Owner's Pay & Personal Expenses	-16,365.59
Net cash provided by financing activities	**$139,670.05**
NET CASH INCREASE FOR PERIOD	**$5,107.71**
CASH AT END OF PERIOD	**$5,107.71**